    Contact:  Michael P. Hawks                   (NYSE-BMC)
              (612) 851-6030                     FOR IMMEDIATE RELEASE




                           BMC ANNOUNCES QUARTERLY DIVIDEND


December 8, 1995--Minneapolis, Minnesota--BMC Industries, Inc. today announced that its Board of Directors has approved a continuation of its quarterly cash dividend. As previously announced, the Board has increased the quarterly dividend from $.01 per share to $.0125 per share, which reflects a 25% increase over the previous quarterly dividend rate.

Shareholders of record as of December 20, 1995 will receive a dividend of $.0125 for each share owned on that date, to be paid on January 3, 1996.

BMC Industries, Inc. is one of the world's largest manufacturers of aperture masks for color picture tubes used in televisions and computer monitors. The Company is also a leading producer of polycarbonate, glass and plastic eyewear lenses. BMC's common stock is traded on the New York Stock Exchange under the symbol BMC.


                                         -30-